Exhibit 2.1

NOMINATION AGREEMENT dated as of May 14, 2010 (this “Agreement”) by and among certain individuals and entities listed on Schedule I hereto (collectively, the “MMI Group”, and each individually a “member” of the MMI Group) and DHT Holdings, Inc., a Marshall Islands corporation (the “Company”).

WHEREAS, the members of the MMI Group are the beneficial owners (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 4,743,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”);

WHEREAS, on March 15, 2010, a member of the MMI Group delivered to the Company a “Notice of Stockholder Nomination of Individual for Election as Director at the 2010 Annual Meeting of Stockholders of DHT Holdings, Inc.” (the “Nomination Letter”); and

WHEREAS, the Company and the board of directors of the Company (the “Board”), on the one hand, and the MMI Group on the other hand, wish to enter into certain agreements relating to the composition of the Board, the termination of the pending proxy contest for the election of directors at the Company’s 2010 Annual Meeting of Stockholders (the “2010 Annual Meeting”), and other matters as more fully set forth herein.

NOW THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                 SECTION 1. Certain Defined Terms.  As used herein, the following terms have the following meanings:

“2010 Annual Meeting” shall have the meaning set forth in the Recitals.

“2011 Annual Meeting” shall have the meaning set forth in Section 2(b) hereto.

“2014 Annual Meeting” shall have the meaning set forth in Section 2(g) hereto.

“Affiliate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Agreement” shall have the meaning set forth in the Introductory Paragraph.

“Articles” shall have the meaning set forth in Section 2(b) hereto.

“Associate” shall have the meaning set forth in Rule 12b-2 promulgated under the Exchange Act.

“Board” shall have the meaning set forth in the Recitals.

“Bylaws” shall have the meaning set forth in Section 2(b) hereto.

“Class II Director” shall mean a director of the class of directors with the term of office to expire at the 2010 Annual Meeting.

“Common Stock” shall have the meaning set forth in the Recitals.

“Company” shall have the meaning set forth in the Introductory Paragraph.

“Director Termination Date” shall mean the earliest of: (i) the date on which those directors elected at the 2011 Annual Meeting are duly elected and qualified to the Board in accordance with the Bylaws; (ii) the first date on which a court of competent jurisdiction determines that any member of the MMI Group has violated or engaged in any of the activities prohibited by Section 3 hereto; (iii) the first date on which the members of the MMI Group sell, transfer or otherwise dispose of any or all of the shares of Common Stock such that the MMI Group’s aggregate beneficial ownership (as defined in Rule 13d-3 promulgated under the Exchange Act) of Common Stock is reduced to less than 5% of the issued and outstanding shares of Common Stock as of the date of this Agreement; and (iv) the first date on which the Selected MMI Director shall no longer be in office as a member of the Board and the MMI Group shall not have the right to name a successor to such Selected MMI Director as provided in Section 2(c) hereto.

“Exchange Act” shall have the meaning set forth in the Recitals.

“MMI Affiliates” shall have the meaning set forth in Section 3(a) hereto.

“MMI Designee” shall have the meaning set forth in Section 2(g) hereto.

“MMI Group” shall have the meaning set forth in the Introductory Paragraph.

“Nominating and Corporate Governance Committee” shall have the meaning set forth in Section 2(a) hereto.

“Nomination Letter” shall have the meaning set forth in the Recitals.

“person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability or unlimited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Selected MMI Director” shall have the meaning set forth in Section 2(a) hereto.

                 SECTION 2. Selected MMI Director.

(a) The Company’s Nominating and Corporate Governance Committee (the “Nominating and Corporate Governance Committee”) has met with and recommends Robert Cowen for appointment to the Board (the “Selected MMI Director”).

(b) Promptly after the execution of this Agreement, the Board shall, pursuant to the powers granted to it under the Bylaws of the Company (the “Bylaws”): (i) increase the size of the Board by one (with such newly created directorship to be a member of the class of directors whose terms expire at the Company’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”)); (ii) appoint the Selected MMI Director to fill the new directorship so created on the Board, to serve in such capacity from such date of appointment through the Director Termination Date; and (iii) reclassify Erik A. Lind, the Chairman of the Board, as a Class II Director in order to comply with Section 5.02 of the Company’s Articles of Incorporation (the “Articles”) that the Board shall be divided into three classes, as nearly equal in number as the then total number of directors constituting the entire Board.

(c) In the event of the resignation, death or incapacity of the Selected MMI Director prior to the 2011 Annual Meeting, the MMI Group shall be entitled to designate a person to replace the Selected MMI Director to serve on the Board by delivery of a written notice to the Company within 30 days after the Selected MMI Director resigns, dies or becomes incapacitated.  Such person’s credentials shall be promptly reviewed by and he or she shall be promptly interviewed by the Nominating and Corporate Governance Committee and, subject to such committee’s and the Board’s approval, such person shall be promptly appointed to the Board to serve until the Director Termination Date; provided, however, that such approval of the Nominating and Corporate Governance Committee or the Board shall not be unreasonably conditioned, withheld or delayed.  In the event that either the Nominating and Corporate Governance Committee or the Board shall in good faith reasonably withhold approval of a person so designated by the MMI Group to replace the Selected MMI Director, the MMI Group shall have the right to designate additional persons for appointment as the Selected MMI Director in accordance with the provisions of this Section 2(c) until one of the MMI Group’s designees is approved and appointed to serve as the replacement Selected MMI Director.

(d) While serving on the Board, the Selected MMI Director (or any replacement appointed pursuant to Section 2(c) hereto) shall be treated the same as the other directors with respect to representation on the standing and special committees of the Board (whether existing on the date hereof or created hereafter) except where such representation would violate applicable director independence or other rules or regulations of the SEC or The New York Stock Exchange; provided that for purposes of clarification, the Selected MMI Director shall initially be appointed to at least a majority of the committees of the Board existing on the date of this Agreement; provided further that if the Company establishes any new standing or special committee of the Board after the appointment or election of the Selected MMI Director or MMI Designee, the Selected MMI Director or MMI Designee may elect to be appointed to any such new committee.

(e) While serving on the Board and any committee thereof, the Selected MMI Director shall be entitled to all the rights and privileges of the other directors and committee members, including, without limitation, access to the Company’s outside advisors; provided, however, that the Selected MMI Director shall not be entitled to participate in or observe, and shall upon the good faith request of the Board or any such committee recuse himself from, any meeting or portion thereof at which the Board or any such committee is evaluating and/or taking action with respect to (x) the exercise of any of the Company’s rights or enforcement of any of the obligations of any member of the MMI Group under this Agreement or (y) any transaction proposed by, or with, or affecting any member of the MMI Group in a manner materially different than the effect on other stockholders.  The Board or any such committee shall be entitled to take such actions as it shall in good faith deem reasonably necessary or appropriate to carry out the provisions of the preceding sentence.

(f) The Selected MMI Director shall be entitled to receive the identical compensation and benefits being paid to the other non-employee directors of the Company and shall (i) act in a manner consistent with his fiduciary duties under Marshall Islands law; (ii) to the extent required of all directors, enter into a non-disclosure or confidentiality agreement consistent with Marshall Islands law and (iii) agree to abide by the written policies of the Board and committees thereof and the written policies of the Company applicable to members of the Board.

(g) The MMI Group shall not be entitled to have the Selected MMI Director serve on the Board from and after the Director Termination Date, nor shall the Company have any obligation to nominate the Selected MMI Director for re-election to the Board after the Director Termination Date, except that, if the MMI Group delivers written notice to the Company in accordance with Section 3.03 of the Bylaws prior to the 2011 Annual Meeting designating one of its principals to be nominated for election to the Board at the 2011 Annual Meeting (such designee referred to herein as the “MMI Designee”), the Company shall (i) cause the MMI Designee to be nominated for the election to the Board for a term expiring at the Company’s 2014 Annual Meeting of Stockholders (the “2014 Annual Meeting”) and (ii) recommend the election and solicit proxies for the election of the MMI Designee.

(h) If the Director Termination Date arises as a result of clause (ii) or clause (iii) of the definition thereof, the MMI Group shall use reasonable good faith efforts to cause the Selected MMI Director to promptly resign from the Board.

                 SECTION 3. Proxy Contest and Other Matters.

(a) Each member of the MMI Group agrees that the members of the MMI Group shall, and shall cause their Affiliates and Associates (such Affiliates and Associates, collectively and individually, the “MMI Affiliates”) to (i) immediately cease all efforts, direct or indirect, to elect Mr. Cowen at the 2010 Annual Meeting and (ii) not vote, deliver or otherwise use any proxies obtained in connection with such solicitation for use at the 2010 Annual Meeting.

(b) Each member of the MMI Group agrees that, until the conclusion of the election of directors at the 2011 Annual Meeting (or, in the event that the MMI Group exercises its rights pursuant to Section 2(g) hereof, until the date that is 120 days prior to the anniversary date of the Company’s 2013 Annual Meeting of Stockholders, as set forth in Section 3.03 of the Bylaws), no member of the MMI Group shall (and the members of the MMI Group shall cause the MMI Affiliates not to), except as permitted by this Agreement:

(i) solicit proxies or written consents of stockholders or conduct any other type of referendum (binding or non-binding) with respect to, or make or in any way participate in any solicitation of any proxy, consent or other authority to vote any shares of Common Stock with respect to, or otherwise become a participant in any contested solicitation with respect to, any matter involving the Company, including, without limitation, the removal or the election of directors;

(ii) form or join in a partnership, limited partnership, syndicate or other group (as defined under Section 13(d) of the Exchange Act) with respect to the Common Stock, in support of any effort by a third party with respect to the matters described in subparagraph (i), (iv) and (v) of this Section 3(b);

(iii) deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement, in each case other than solely with other members of the MMI Group or other MMI Affiliates with respect to the shares of Common Stock now or hereafter owned by them, or pursuant to this Agreement;

(iv) submit any proposal (including nominations of director candidates, except as provided herein) for consideration at any annual or special meeting of the stockholders of the Company; provided, however, that the foregoing shall not prevent the Selected MMI Director or members of the MMI Group or other MMI Affiliates from submitting such matters directly to the Board for its consideration; or

(v) support or participate in any “withhold the vote” or similar campaign with respect to the Company or the Board, or support any other nominees for the Board other than the Selected MMI Director or other directors nominated by the Board.

(c) Each member of the MMI Group agrees to vote in favor of the directors nominated by the Board at the 2010 Annual Meeting.

(d) Based upon the agreements of the Company contemplated herein, the members of the MMI Group shall be deemed to have withdrawn the Nomination Letter and the letter dated March 15, 2010 to the Company requesting inspection of certain records and documents of the Company.

 SECTION 4. Public Announcement and SEC Filing. The Company and the MMI Group shall announce this Agreement and the material terms hereof by means of a joint press release in the form attached hereto as Exhibit A.  The MMI Group shall promptly file an amendment to the Schedule 13D/A filed with the SEC on March 17, 2010, reporting the entry into this Agreement and amending any applicable items under Schedule 13D.

 SECTION 5. Representations and Warranties of the Company. The Company hereby represents and warrants that this Agreement and the performance by the Company of its obligations hereunder: (i) has been duly authorized, executed and delivered by it, and is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) does not require the approval of the stockholders of the Company; and (iii) does not and will not violate any law, any order of any court other agency of government, the Articles or the Bylaws or any provision of any agreement or other instrument to which the Company or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such  agreement or other instrument, except, in the case of clause (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Company.

 SECTION 6. Representations and Warranties of the MMI Group. Each member of the MMI Group hereby represents and warrants, as applicable, severally and not jointly, that:

(a) this Agreement and the performance by such member of its obligations hereunder: (i) has been duly authorized, executed and delivered by such member, and is a valid and binding obligation of such member, enforceable against such member in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law); (ii) does not require approval by any owners or holders of any equity interest in such member (except as has already been obtained; and (iii) does not and will not violate any law, any order of any court or other agency of government, the organizational documents of such member or any provision of any agreement or other instrument to which such member or any of its properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such agreement or other instrument, except in the cause of clause (iii) above, for any such violation or default that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on such member; and

(b) except for the shares of Common Stock listed on Schedule I hereto, the members of the MMI Group do not beneficially own (as defined in Rule 13d-3 promulgated under the Exchange Act) any shares of Common Stock.

 SECTION 7.  Expenses.  The Company shall promptly reimburse the MMI Group for its reasonable out-of-pocket fees and expenses, including attorneys’ fees, incurred through the date of the execution and performance of this Agreement in connection with the MMI Group’s intended nomination of Mr. Cowen and the solicitation of proxies from the Company’s stockholders at the 2010 Annual Meeting and the negotiation and execution of this Agreement, in an amount not to exceed $150,000.

 SECTION 8. Governing Law.

(a) Each of the parties hereto agrees and consents to submit itself to the personal jurisdiction and venue in any action brought in any court, federal or state, within the Republic of the Marshall Islands in connection with any matter arising to enforce any provision of this Agreement, agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, agrees that it will not being any action relating to this Agreement in any other court than a court located in the Republic of the Marshall Islands and agrees to service of process for purposes of proceedings to enforce this Agreement by registered or certified mail, to the address of such party as provided in Section 10 hereto.

(b) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE REPUBLIC OF THE MARSHALL ISLANDS, WITHOUT REGARD TO ITS CONFLICT OF LAWS PRINCIPLES.

 SECTION 9. Entire Agreement; Amendments; Waiver. This Agreement (and the Exhibit and Schedule hereto, which is incorporated herein) contains the entire understanding of the parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by each of the parties hereto.  Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition.  No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

 SECTION 10. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, if: (a) given by telecopy, when such telecopy is transmitted to the telecopy number set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company:

DHT Holdings, Inc.
26 New Street, St. Helier
Jersey JE2 3RA
Channel Islands
Attention: Eirik Ubøe
Facsimile: +44 1534 878 427

With copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attention: Erik Tavzel
Facsimile: (212) 474-3700

If to the MMI Group:

MMI Investments, L.P.
1370 Avenue of the Americas
New York, New York 10019
Attention: Jerome J. Lande
Facsimile: (212) 586-0340

With copies (which shall not constitute notice) to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Steve Wolosky
Facsimile: (212) 451-2222

If to Robert Cowen:

Robert Cowen
200 East 71st Street, Apt. 16J
New York, New York 10021
Facsimile: (646) 596-8165

With copies (which shall not constitute notice) to:

Dickstein Shapiro LLP
1633 Broadway
New York, New York 10019
Attention:  Malcolm I. Ross, Esq.
Facsimile: (212) 391-7616

 SECTION 11. Severability. If at any time subsequent to the date hereof, any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement.

 SECTION 12. Counterparts. This Agreement may be executed in two or more counterparts, which together shall constitute a single agreement.

 SECTION 13.  No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and is not enforceable by any other person.

 SECTION 14.  No Assignment; Binding Effect. Neither this Agreement, nor any right, interest or obligation hereunder, may be assigned by any party hereto without the prior written consent of the other parties hereto and any attempt to do so will be void.  Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns and legal representatives.

 SECTION 15.  Headings. The headings used in this Agreement have been inserted for convenience only and do not define or limit the provisions hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties hereto has executed this Agreement, or caused the same to be executed by its duly authorized representative as of the date first above written.

DHT HOLDINGS, INC.,

By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: CFO

MMI INVESTMENTS, L.P.,

By:	MCM Capital Management, LLC General Partner

By:	/s/ Jerome J. Lande
Name: Jerome J. Lande
Title: Executive Vice President

MCM CAPITAL MANAGEMENT, LLC,

By:	/s/ Jerome J. Lande
Name: Jerome J. Lande
Title: Executive Vice President

/s/ Clay B. Lifflander
Clay B. Lifflander

/s/ Robert Cowen
Robert Cowen

Exhibit A

DHT HOLDINGS, INC. AND MMI INVESTMENTS, L.P. REACH AGREEMENT TO RESOLVE PROXY CONTEST AT 2010 ANNUAL MEETING OF STOCKHOLDERS

ST. HELIER, JERSEY, CHANNEL ISLANDS, May 14, 2010 — DHT Holdings, Inc. (“DHT”) (NYSE: DHT) and MMI Investments, L.P. (together with its affiliates, “MMI”), which currently owns approximately 9.7% of DHT’s outstanding shares, today announced that they have reached an agreement that will resolve the proxy contest related to DHT’s 2010 Annual Meeting of Stockholders to be held on June 17, 2010 (the “2010 Annual Meeting”).

Under the terms of the agreement, DHT’s Board of Directors (the “Board”) today expanded the Board from four to five directors and appointed Robert N. Cowen, the director candidate previously nominated by MMI for election to DHT’s Board, as a DHT director in the class of directors whose term expires in 2011. Additionally, MMI will have the right to nominate an additional director at DHT’s 2011 Annual Meeting of Stockholders (the “2011 Annual Meeting”) for a term expiring in 2014 and DHT has agreed to support such nomination. MMI, in return, will terminate its proxy contest and will not nominate any candidates for election as directors at the 2010 Annual Meeting.

In connection with the appointment of the new director to DHT’s Board, MMI has agreed to not solicit proxies in connection with the 2010 Annual Meeting, and to vote its shares in support of all of the Board’s director nominees to be presented at the 2010 Annual Meeting. Additionally, MMI has agreed to abide by certain standstill provisions, including, among other things, not soliciting proxies for or otherwise participating in any contested election relating to DHT directors or submitting any proposal at DHT stockholder meetings through the completion of the 2011 Annual Meeting or, if MMI exercises its right to nominate a director at the 2011 Annual Meeting, until the date that is 120 days prior to the anniversary date of DHT’s 2013 Annual Meeting of Stockholders, with certain exceptions specified in the agreement.

Robert N. Cowen (age 61) has been a shipping industry consultant and investor since January 2008. From February 2007 to December 2007, Mr. Cowen served as Chief Executive Officer of OceanFreight, Inc., a dry-bulk start-up company that went public in April 2007. From October 2005 to December 2006, Mr. Cowen was a partner at Venable LLP law firm in Washington, D.C. where he focused on maritime related legal issues. Prior to that, Mr. Cowen worked for 25 years at Overseas Shipholding Group, Inc. in various positions, including Senior Vice President (from 1993 to January 2005), Chief Operating Officer (from 1999 to January 2005), Secretary (from 1989 to January 2005) and Director (from 1993 to January 2005).

About DHT Holdings, Inc.

DHT Maritime, Inc., a wholly owned subsidiary of DHT Holdings, Inc., operates a fleet of double-hull crude oil tankers. The company’s fleet currently consists of three very large crude carriers, which are tankers ranging in size from 200,000 to 320,000 deadweight tons, or ‘‘dwt,’’ two Suezmax tankers, which are tankers ranging in size from 130,000 to 170,000 dwt, and four Aframax tankers, which are tankers ranging in size from 80,000 to 120,000 dwt. The company’s fleet principally operates on international routes and had a combined carrying capacity of 1,656,921 dwt and a weighted average age of 9.7 years as of December 31, 2009.

# # #

CONTACT: DHT Holdings, Inc.
Eirik Ubøe, +44 1534 639 759 and +47 412 92 712
info@dhtmaritime.com and eu@tankersservices.com

SOURCE: DHT Holdings, Inc.

2

Schedule I

Name	Number of Shares of Common Stock Beneficially Owned

MMI Investments, L.P.	4,704,000
MCM Capital Management, LLC	4,704,000
Clay B. Lifflander	0
Robert Cowen	39,000